Exhibit (a)(1)(vii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated November 8, 2011, and the related Letter of Transmittal, and any amendments or supplements to the Offer to Purchase or Letter of Transmittal, which are being distributed to registered holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making of the tender or acceptance thereof would not be in compliance with the laws of that jurisdiction. However, we may, at our sole discretion, take any actions necessary for us to make the Offer to shareholders in any of these jurisdictions.

Notice of Offer to Purchase for Cash

Up to 6,442,105 Shares of Common Stock

of

CRESCENT FINANCIAL CORPORATION

and

CRESCENT FINANCIAL BANCSHARES, INC.

at

$4.75 Net Per Share

by

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

Piedmont Community Bank Holdings, Inc., a Delaware corporation (“Purchaser”) is offering to purchase, for cash, up to 6,442,105 shares of common stock, par value $1.00 per share (the “Crescent NC Shares”), of Crescent Financial Corporation, a North Carolina corporation (“Crescent NC”), for $4.75 net per share in cash, without interest and less applicable withholding taxes. The tender offer will be conducted upon the terms and subject to the conditions described in the Offer to Purchase, dated November 8, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitutes the “Offer”). After commencement of the Offer and prior to its expiration, Crescent NC will reincorporate as a Delaware corporation (the “Reincorporation”) through a merger of Crescent NC with and into a newly formed Delaware corporation organized as a subsidiary of Crescent NC, with the newly formed Delaware corporation as the surviving corporation continuing the business of Crescent NC under the name Crescent Financial Bancshares, Inc. (“Crescent DE”). As a result of the Reincorporation, the Crescent NC Shares will automatically be converted into shares of common stock, par value $0.001 per share (the “Crescent DE Shares”), of Crescent Financial Bancshares, Inc. References to “Shares” mean the Crescent NC Shares prior to the completion of the Reincorporation and the Crescent DE Shares after the completion of the Reincorporation, and references to “Crescent Financial” refer to Crescent NC prior to completion of the Reincorporation and Crescent DE thereafter.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK  CITY TIME, ON DECEMBER 7,

2011, UNLESS THE OFFER IS EXTENDED.

Purchaser is making the Offer pursuant to the terms of the Investment Agreement, dated February 23, 2011, by and among Purchaser, Crescent NC and Crescent State Bank, a wholly-owned subsidiary of Crescent Financial, as amended (the “Investment Agreement”). The Investment Agreement provides, among other things, that subject to the satisfaction or waiver of certain conditions, Purchaser will (i) purchase newly issued Shares (the “Investment”) and (ii) commence the Offer. After consummation of the Investment, Purchaser will beneficially own approximately 66% of the Shares on a fully diluted basis. If Purchaser were to acquire all 6,442,105 Shares it seeks to acquire in the Offer, Purchaser’s beneficial ownership of outstanding Shares upon completion of the Offer would increase to approximately 89%. Purchaser is seeking to acquire Shares pursuant to the Offer so that it may increase its control over Crescent Financial by increasing the percentage of Shares that Purchaser will own after the consummation of the Investment, as well as to provide some liquidity to Crescent Financial’s existing shareholders. The Offer is not conditioned on any minimum number of Shares being tendered or the receipt of financing. However, the Offer is conditioned upon certain other conditions described in Section 14 of the Offer to Purchase.

Shareholders who have Shares registered in their own names and who tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions. Shareholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if it charges any transaction fees. Except as set forth in the Letter of Transmittal, shareholders will not have to pay transfer taxes on the sale of Shares pursuant to the Offer.

Purchaser may (i) extend the Offer on one or more occasions if any condition to the Offer has not been satisfied or waived; and (ii) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (“SEC”) or NASDAQ applicable to the Offer. Purchaser will not be required to extend the Offer beyond November 23, 2011 if the Investment has not been consummated on or prior to that date. Following the expiration of the Offer, Purchaser will not conduct any subsequent offering periods and shareholders will not have the opportunity to tender additional Shares.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Crescent Financial, Purchaser cannot, (i) reduce the number of Shares subject to the Offer, (ii) reduce the offer price of $4.75 net per Share, (iii) add to the conditions to the Offer, (iv) except as described above, terminate, extend or otherwise modify the expiration date of the Offer, (vi) change the form of consideration payable in the Offer, or (vii) otherwise amend, modify or supplement any of the terms of the Offer.

If shareholders tender more than 6,442,105 Shares, Purchaser will purchase Shares on a pro rata basis. This means that Purchaser will purchase from each shareholder a number of Shares calculated by multiplying the number of Shares each such shareholder properly tendered by a proration factor. The proration factor will equal 6,442,105 divided by the total number of Shares properly tendered and not withdrawn by all tendering shareholders. Purchaser will make adjustments to avoid purchases of fractional shares.

Purchaser will be deemed to have accepted for payment Shares tendered pursuant to the Offer when, as and if Purchaser gives oral or written notice of its acceptance to the Depositary. Payment for Shares tendered and accepted for payment under the Offer will be made only after timely receipt by the Depositary of certificates of such Shares or a timely book-entry confirmation of such Shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), or an “agent’s message” (as defined in the Offer to Purchase and the Letter of Transmittal) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of or amendment to the Offer or any delay in making payment for the Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration date of the Offer and, unless previously accepted for payment by Purchaser under the Offer prior to such withdrawal, may also be withdrawn at any time after 5:00 p.m., New York City time, on January 7, 2012, which is the 60th day after the date of the commencement of the Offer. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of Shares to be withdrawn and the name of the registered holder of such Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible guarantor institution” (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an eligible guarantor institution. Additionally, any shareholder requesting the withdrawal of a certificate representing Crescent NC Shares that have been tendered will, if properly requested, and processed after the Reincorporation, receive back a certificate representing Crescent DE Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and must otherwise comply with such book-entry transfer facility’s procedures. All questions as to the form and validity of any notice of withdrawal, including the time of receipt, will be determined by Purchaser, in its sole discretion, whose determinations will be final and binding, subject to the rights of shareholders to challenge such determination in a court of competent jurisdiction. None of Purchaser, the Depositary, the Information Agent (as defined below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

In general, the sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. All shareholders should consult their own tax advisor about the tax consequences to them of participating in the Offer in light of their particular circumstances.

The information required to be disclosed by Rule 14d-6(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Crescent Financial has provided Purchaser with Crescent Financial’s shareholders list and securities position listing for the purpose of communicating information regarding the Offer to holders of Shares. The Offer to Purchase, the Letter of Transmittal and other related documents will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose name appears or whose nominee appears on the shareholder list or who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the Letter of Transmittal contain important information. Shareholders should read them carefully before making any decision regarding the Offer.

Any questions or requests for assistance may be directed to Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), at the telephone numbers and address set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and the notice of guaranteed delivery may be obtained from the Information Agent at the address and telephone numbers set forth below and will be promptly furnished by Purchaser at its expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free (888) 750-5834

Banks and Brokers may call collect (212) 750-5834

November 8, 2011